Exhibit 99.1

AkzoNobel | Report for the second quarter and half-year 2026 2 Our results at a glance Highlights Q2 2026 (compared with Q2 2025) Summary of financial results Second quarter January-June • Organic sales growth up 2% on pricing, stable volumes; revenue down 1% 2025 2026 ∆% in € millions/% 2025 2026 ∆% • Operating income increased to €251 million (2025: €214 million) 1 2,626 2,589 (1%) Revenue 5,239 4,975 (5%) • Organic adjusted EBITDA growth €18 million, driven by pricing • Adjusted EBITDA margin increased to 15.4% (2025: 15.0%) — % 2 % Organic sales growth* — % — % • Net cash from operating activities positive €170 million (2025: €234 million) 124 139 Net income attributable to shareholders 231 232 214 251 17% Operating income 406 428 5% 393 398 1% Adjusted EBITDA* 750 743 (1%) Highlights half-year 2026 (compared with half-year 2025) 15.0 15.4 Adjusted EBITDA margin (%)* 14.3 14.9 • Organic sales growth flat; revenue down 5% on adverse currencies Return on average invested capital (%) 9.5 15.2 • Operating income increased to €428 million (2025: €406 million) Adjusted return on average invested capital (%)*1 13.2 13.8 • Organic adjusted EBITDA growth1 €39 million, driven by pricing • Adjusted EBITDA margin increased to 14.9% (2025: 14.3%) Leverage ratio* 2.9 2.2 • Net cash from operating activities positive €84 million (2025: €122 million) 234 170 Net cash from operating activities 122 84 162 108 Free cash flow* (21) (36) Outlook2 Number of employees (FTEs) 33,700 30,900 Based on current market visibility, including current geopolitical developments, and at prevailing trading 171.0 171.4 Weighted average number of shares (in millions) 170.9 171.3 conditions, the company expects to deliver €100 million of adjusted EBITDA improvement in constant 0.73 0.81 Earnings per share from total operations (in €) 1.35 1.35 currencies. As a result, adjusted EBITDA for the full-year 2026 is expected to be at or above €1.47 billion, 1.13 1.07 Adjusted earnings per share from continuing operations (in €)* 2.07 1.96 based on year-end 2025 exchange rates and adjusted for the divestment of our liquid coatings businesses in India. 1 Up to Q1 2026, this metric was labelled ROI (Return on Investment); calculation unchanged. For the mid-term, AkzoNobel aims to expand profitability to deliver an adjusted EBITDA margin of above * Alternative Performance Measures (APMs) 16% and a return on investment between 16% and 19%, underpinned by organic growth and industrial excellence. AkzoNobel uses APM adjustments to IFRS measures to provide supplementary information on the reporting of the underlying developments of the business. A reconciliation of the Alternative Performance The company expects leverage to be around 2 times net debt/adjusted EBITDA by the end of 2026. In Measures to the most directly comparable IFRS measures can be found in the Notes to the condensed the mid-term, AkzoNobel aims to maintain leverage around 2 times, while remaining committed to an consolidated financial statements, paragraph “Alternative Performance Measures”. investment grade credit rating. Closing of the Axalta merger, which is subject to shareholder and regulatory approvals, is expected in late 2026 or early 2027. 1 Organic growth metrics are Alternative Performance Measures (APMs) and exclude the impact of changes in consolidation (including the divestment of our liquid coatings businesses in India), the impact of changes in foreign exchange rates and the impact of hyperinflation accounting. 2 Outlook represents current company expectations based on organic volumes adjusted for the divestment of our liquid coatings businesses, is subject to ongoing market uncertainties and at exchange rates as of the end of 2025. Outlook is on a standalone basis and excludes any effects from the proposed merger with Axalta.

Financial highlights Q2 2026 Revenue Organic sales growth up 2%, due to a 3% increase in pricing, with 1% negative mix. Volumes were stable, with growth in Performance Coatings (driven by Automotive and Specialty Coatings and Powder Coatings), offset by lower volumes in Decorative Paints. The divestment of our liquid coatings businesses in India reduced revenue by 3%. Overall, revenue was down 1%. Half-year 2026 Revenue Organic sales growth flat, with slightly lower volumes offset by an increase in price/mix. Volume growth in Asia, while volumes in Europe and North America were lower. FX/Other impacted revenue by 2% and the divestment of our liquid coatings businesses in India reduced revenue by 3%, resulting in 5% lower revenue overall. Revenue Second quarter January-June ∆% ∆% Organic in € millions Organic 2025 2026 ∆% sales* 2025 2026 ∆% sales* Performance 1,546 1,543 —% 2% 3,129 2,970 (5%) —% Coatings Decorative 1,080 1,046 (3%) 1% 2,110 2,005 (5%) 1% Paints 2,626 2,589 (1%) 2% Total 5,239 4,975 (5%) —% Revenue development Q2 2026 10 5 2% 2% —% —% 0 -5 -3% -1% -10 Volume Price/mix Organic Acq./div. FX / Other FX 1 Revenue sales growth* 1 Other contains hyperinflation Revenue development half-year 2026 10 5 1% —% 0 -5 -1% -3% -2% -5% -10 Volume Price/mix Organic Acq./div. FX / Other FX 1 Revenue sales growth* 1 Other contains hyperinflation AkzoNobel | Report for the second quarter and half-year 2026 3 Organic Price/ sales Acq./ FX/ in % versus Q2 2025 Volume mix growth* div Other1 Revenue Performance Coatings 2 — 2 (2) — —Decorative Paints (4) 5 1 (4) — (3) Total — 2 2 (3) — (1) 1 Other contains hyperinflation Organic in % versus half-year Price/ sales Acq./ FX/ 2025 Volume mix growth* div Other1 Revenue Performance Coatings — — — (2) (3) (5) Decorative Paints (2) 3 1 (4) (2) (5) Total (1) 1 — (3) (2) (5) 1 Other contains hyperinflation Volume development per quarter (year-on-year) in % Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Performance Coatings (2) (2) (3) (2) 2 Decorative Paints — 1 (1) — (4) Total (1) (1) (2) (1) — Price/mix development per quarter (year-on-year) in % Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Performance Coatings 2 1 1 (1) — Decorative Paints 1 1 — 2 5 Total 1 1 1 — 2 Organic sales* development per quarter (year-on-year) in % Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Performance Coatings — — (2) (3) 2 Decorative Paints 1 2 (1) 2 1 Total — 1 (1) (1) 2 Revenue development per quarter (year-on-year) in % Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Performance Coatings (6) (6) (10) (10) — Decorative Paints (5) (3) (9) (7) (3) Total (6) (5) (9) (9) (1) *Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Financial highlights Q2 2026 Operating income Operating income increased to €251 million (Q2 2025: €214 million), driven by lower restructuring related costs reported in identified items, impacting cost of sales and SG&A costs, and positive pricing. Adjusted EBITDA Organic Adjusted EBITDA growth of €18 million was driven by pricing. The divestment of our liquid coatings businesses in India impacted adjusted EBITDA by €12 million negative. Overall, Adjusted EBITDA increased to €398 million (Q2 2025: €393 million). Half-year 2026 Operating income Operating income increased to €428 million (half-year 2025: €406 million), driven by lower restructuring related costs reported in identified items, impacting cost of sales and SG&A costs, and positive pricing. Adjusted EBITDA Organic Adjusted EBITDA growth of €39 million was driven by pricing. The divestment of our liquid coatings businesses in India impacted adjusted EBITDA by €25 million negative, while FX/ Other had a negative impact of €21 million. As a result, Adjusted EBITDA decreased to €743 million (half-year 2025: €750 million). Financing income and expenses Financing income and expenses amounted to negative €83 million (half-year 2025: negative €80 million). The increase was mainly due to hyperinflation accounting, partly offset by €7 million lower net interest on net debt of €59 million (half-year 2025: €66 million). Adjusted EBITDA* development Q2 2026 in € millions 398 450 18 400 393 -12 -1 350 300 2025 Organic Acq. / FX FX/ / Other t er 1 2026 growth* divestments 1 Other contains hyperinflation Adjusted EBITDA* development half-year 2026 in € millions 850 39 800 750 750 743 -25 -21 700 2025 Organic Acq. / FXFX/ / Other1 2026 growth* divestments 1 Other contains hyperinflation Income tax The effective tax rate was 31.3% (half-year 2025: 26.4%). Compared with prior year, the effective tax rate increased primarily due to higher non-deductible interest. AkzoNobel | Report for the second quarter and half-year 2026 4 Net Income Net income attributable to shareholders was €232 million (half-year 2025: €231 million). Earnings per share from total operations was €1.35 (half-year 2025: €1.35). Adjusted earnings per share from continuing operations was €1.96 (half-year 2025: €2.07). Operating income Second quarter January-June 2025 2026 ∆% in € millions 2025 2026 ∆% 150 161 7% Performance Coatings 321 301 (6%) 101 147 46% Decorative Paints 178 238 34% (37) (57) Other activities (93) (111) 214 251 17% Total 406 428 5% Adjusted EBITDA* Second quarter January-June 2025 2026 ∆% in € millions 2025 2026 ∆% 213 219 —% Performance Coatings 444 415 (7%) 192 191 (1%) Decorative Paints 339 357 5% (12) (12) Other activities (33) (29) 393 398 1% Total 750 743 (1%) Operating income to net income Second quarter January-June 2025 2026 in € millions 2025 2026 214 251 Operating income 406 428 (50) (46) Financing income and expenses (80) (83) 15 11 Results from associates 22 19 179 216 Profit before tax 348 364 (44) (67) Income tax (92) (114) 135 149 Profit from continuing operations 256 250 — (1) Profit from discontinued operations — (1) 135 148 Profit for the period 256 249 (11) (9) Non-controlling interests (25) (17) 124 139 Net income 231 232 * Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Financial highlights Cash flows Net cash from operating activities in Q2 was an inflow of €170 million (Q2 2025: inflow of €234 million). The lower inflow compared with Q2 2025 is mainly due to changes in working capital and net payout from restructuring provisions. Net cash from investing activities in Q2 was an inflow of €61 million (Q2 2025: inflow of €118 million). In Q2 2026, cash flow from investing activities contained a €100 million inflow resulting from repayment of the subordinated loan by APF (pension fund). In Q2 2025, cash inflow included repayment of short-term investments of €158 million. Net cash from financing activities was an inflow of €194 billion in Q2 2026 (Q2 2025: outflow of €319 million), and included a net €0.5 billion inflow from borrowings (bond proceeds and commercial paper), partly offset by €269 million in dividend payments. Free cash flow The free cash flow in Q2 2026 was lower compared with Q2 2025, mainly due to changes in working capital and payout of provisions. Free cash flow* Second quarter January-June 2025 2026 in € millions 2025 2026 306 343 EBITDA 592 613 4 1 Impairment losses 7 4 (12) 1 Pre-tax results on acquisitions and divestments (11) (1) 26 (37) Changes in working capital (310) (301) 33 (29) Changes in provisions 42 (28) (58) (51) Interest paid (99) (106) (65) (57) Income tax paid (109) (98) — (1) Other changes 10 1 234 170 Net cash generated from/(used for) 122 84 operating activities (72) (62) Capital expenditures (143) (120) 162 108 Free cash flow (21) (36) Net debt At June 30, 2026, net debt was €3,127 million (December 31, 2025: €2,942 million). The increase compared with December 31, 2025, was mainly due to dividend payments of €272 million. Leverage ratio* (net debt/adjusted EBITDA) at June 30, 2026, was 2.2 (December 31, 2025: 2.0). Net debt* December 31, in € millions June 30, 2025 2025 June 30, 2026 Short-term investments (14) (302) (272) Cash and cash equivalents (1,552) (1,618) (3,193) Long-term borrowings 3,656 3,670 5,500 Short-term borrowings 2,190 1,192 1,092 Total 4,280 2,942 3,127 Invested capital Invested capital at June 30, 2026, totaled €7.9 billion, compared with €7.6 billion at year-end 2025. This increase was mainly caused by (seasonal) higher trade working capital. Invested capital* June 30, December June 30, in € millions 2025 31, 2025 2026 Trade receivables 2,299 1,990 2,347 Inventories 1,638 1,529 1,702 Trade payables (2,153) (2,157) (2,433) Trade working capital 1,784 1,362 1,616 Other working capital items 18 (50) (46) Non-current assets 7,838 7,891 8,012 Less investments in associates (248) (232) (236) Less pension assets (854) (891) (923) Deferred tax liabilities (449) (487) (519) Invested capital 8,089 7,593 7,904 AkzoNobel | Report for the second quarter and half-year 2026 5 Trade working capital Trade working capital at June 30, 2026, was €1.6 billion (June 30, 2025: €1.8 billion). Trade working capital as a percentage of revenue was 15.6% in Q2 2026. Compared with Q2 2025, the decrease is mainly the result of an increase in trade payables. Trade working capital* As % of revenue 17.0 16.7 16.8 15.6 14.4 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Workforce At June 30, 2026, the number of employees was 30,900 (June 30, 2025: 33,700). The decrease includes a reduction of 1,300 employees due to the divestment of our liquid coatings businesses in India. * Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

AkzoNobel | Report for the second quarter and half-year 2026 6 Performance Coatings Highlights Q2 2026 • Organic sales growth up 2% on higher volumes; revenue stable • Adjusted EBITDA margin increased to 14.2% (2025: 13.8%) Q2 2026 Organic sales growth up 2%, driven by an increase in volumes. Strong volume growth in Powder Coatings, with Automotive and Specialty Coatings and Industrial Coatings also contributing, while volumes in Marine and Protective Coatings were down. Volume growth was observed in Asia, while volumes in North America and Europe improved sequentially. Pricing was up 2%, offset by negative mix. Pricing was positive in all business units. The divestment of our liquid coatings businesses in India reduced revenue by 2%. Overall, revenue was stable. Operating income increased to €161 million (Q2 2025: €150 million), driven by pricing. Adjusted EBITDA increased to €219 million (Q2 2025: €213 million), with organic growth of €13 million driven by pricing, while the divestment of our liquid coatings businesses in India impacted adjusted EBITDA by negative €4 million. Adjusted EBITDA margin increased to 14.2% (Q2 2025: 13.8%). Half-year 2026 Organic sales growth flat, with strong volume growth in Asia offset by lower volumes in North America and Europe, which sequentially improved over the course of the half-year. Pricing was up 2%, offset by negative mix. Pricing was positive in all business units. FX/Other impacted revenue by minus 3% and the divestment of our liquid coatings businesses in India reduced revenue by 2%. Overall, revenue was down 5%. Operating income at €301 million (half-year 2025: €321 million), impacted by negative FX/Other and the divestment of our liquid coatings businesses in India. Adjusted EBITDA at €415 million (half-year 2025: €444 million), with organic growth down €3 million. Adjusted EBITDA further included €18 million negative FX/Other and €8 million impact from the divestment of our liquid coatings businesses in India. Adjusted EBITDA margin was 14.0% (half-year 2025: 14.2%). Revenue development Q2 2026 10 5 2% —% 2% —% —% 0 -2% -5 -10 Volume Price/mix Organic Acq./div. FX / FX Other1 Revenue sales growth* 1 Other contains hyperinflation Revenue development half-year 2026 10 5 — —% —% 0 -5 -2% -3% -5% -10 Volume Price/mix Organic Acq./div. FX / FX Other1 Revenue sales growth* 1 Other contains hyperinflation Revenue Second quarter January-June ∆% ∆% Organic Organic 2025 2026 ∆% sales* in € millions 2025 2026 ∆% sales* 325 347 7% 7% Powder Coatings 653 662 1% 4% 413 385 (7%) (2%) Marine and 816 727 (11%) (3%) Protective Coatings 335 342 2% 6% Automotive and 689 670 (3%) 3% Specialty Coatings 473 469 (1%) —% Industrial Coatings 971 911 (6%) (3%) 1,546 1,543 —% 2% Total 3,129 2,970 (5%) —% Adjusted EBITDA* development Second quarter January—June 2026 in € millions 2026 213 2025 reported 444 13 Organic growth* (3) (4) Acquisitions and divestments (8) (3) FX/Other1 (18) 219 2026 reported 415 1 Other contains hyperinflation Key financial figures Second quarter January-June 2025 2026 ∆% in € millions/% 2025 2026 ∆% 150 161 7% Operating income 321 301 (6%) (20) (13) Identified items* (34) (23) (43) (45) Depreciation and amortization1 (89) (91) 213 219 3% Adjusted EBITDA* 444 415 (7%) 13.8 14.2 Adjusted EBITDA margin (%)* 14.2 14.0 Average invested capital* 3,710 3,585 (3%) Adjusted return on average invested 19.4 17.7 capital (%)*2 1 Excluding identified items. 2 Up to Q1 2026, this metric was labelled ROI (Return on Investment); calculation unchanged. * Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

AkzoNobel | Report for the second quarter and half-year 2026 Powder Coatings Q2 organic sales growth and revenue up 7% due to higher volumes in all businesses, with strong growth in architectural. Half-year organic sales growth up 4% due to higher volumes, revenue up 1% impacted by FX. Higher volumes were noted in all businesses. Volumes were up in Asia and Europe, partly offset by lower volumes in North America (which improved sequentially). Marine and Protective Coatings Q2 organic sales growth down 2% on lower volumes, with volumes in protective stable, while volumes in marine were down on strong prior-year comparatives. Protective volume growth was strong in Asia, offset by lower volumes in North America and the Middle East, where projects were delayed due to the conflict. Q2 revenue down 7% impacted by FX and the divestment of our liquid coatings businesses in India. Half-year organic sales growth down 3% on lower volumes, with volumes down in marine, from strong prior-year comparatives. Half-year revenue down 11% impacted by FX and the divestment of our liquid coatings businesses in India. Automotive and Specialty Coatings Q2 organic sales growth up 6% and revenue up 2%. Organic sales growth was driven by higher volumes in aerospace and vehicle refinishes, while volumes were down in automotive. Half-year organic sales growth up 3%, driven by volume growth. Higher volumes in aerospace and vehicle refinishes, while volumes were weak in automotive. Half-year revenue down 3%, impacted by FX and the divestment of our liquid coatings businesses in India. Industrial Coatings Q2 organic sales growth flat, revenue down 1% on FX. Volume growth was driven by coil, particularly in North America, and wood adhesives, partly offset by lower volumes in packaging. Half-year organic sales growth down 3%, revenue down 6% impacted by FX. Lower volumes were driven by packaging, while other businesses improved in the second quarter. Lifting aircraft paint maintenance to the next level The Aerofleet Coatings Management service developed by AkzoNobel’s Aerospace Coatings business has moved up a level. The system helps airlines to optimize coating maintenance across their fleets. It now features a second drone-based inspection tool, which is capable of directly measuring coating performance using a targeted three-in-one contact-based sensor. Developed in partnership with Donecle, it captures precise, quantitative data for dry film thickness, color data and gloss measurements, bringing a new level of accuracy, consistency and repeatability to coating inspections.

AkzoNobel | Report for the second quarter and half-year 2026 Decorative Paints Highlights Q2 2026 • Organic sales growth up 1% on price/mix; revenue down 3% • Adjusted EBITDA margin increased to 18.3% (2025: 17.8%) Q2 2026 Organic sales growth up 1%, driven by a 3% increase in pricing and supported by positive mix. Volumes were lower in Deco EMEA and China, which more than offset volume growth in Deco LATAM and South East and South Asia. The divestment of our liquid coatings businesses in India reduced revenue by 4%. Overall revenue was down 3%. Operating income increased to €147 million (Q2 2025: €101 million), due to lower restructuring related costs reported in identified items, specifically for the Industrial Excellence program, and positive pricing. Adjusted EBITDA margin increased to 18.3% (Q2 2025: 17.8%). Adjusted EBITDA at €191 million (Q2 2025: €192 million). Organic growth of €6 million was driven by pricing, which more than offset lower volumes. Adjusted EBITDA was further impacted by €8 million from the divestment of our liquid coatings businesses in India. Half-year 2026 Organic sales growth up 1%, driven by positive pricing in Deco EMEA and Deco LATAM. Volume growth in Deco Asia and Deco LATAM was more than offset by lower volumes in Deco EMEA. FX/Other impacted revenue by minus 2% and the divestment of our liquid coatings businesses in India reduced revenue by 4%. Overall, revenue was down 5%. Operating income increased to €238 million (half-year 2025: €178 million), which included the impact of lower restructuring related costs for the industrial excellence program and the impact of positive pricing. Adjusted EBITDA increased to €357 million (half-year 2025: €339 million), reflecting €44 million of organic growth driven by pricing, which more than offset the impact of lower volumes. In addition, Adjusted EBITDA included a €8 million negative FX/Other effect and €18 million impact from the divestment of our liquid coatings businesses in India. Adjusted EBITDA margin increased to 17.8% (half-year 2025: 16.1%). Revenue development Q2 2026 10 5 5% 1% —% 0 -5 -4% -3% -4% -10 Volume Price/mix Organic Acq./div. FX / FX Other1 Revenue sales growth* 1 Other contains hyperinflation Revenue development half-year 2026 10 5 3% 1% 0 -5 -2% -4% -2% -5% -10 Volume Price/mix Organic Acq./div. FX / FX Other1 Revenue sales growth* 1 Other contains hyperinflation Revenue Second quarter January-June ∆% ∆% Organic Organic 2025 2026 ∆% sales* in € millions 2025 2026 ∆% sales* 672 656 (2%) (3%) Decorative 1,279 1,254 (2%) (1%) Paints EMEA 164 188 15% 10% Decorative 335 358 7% 7% Paints Latin America 244 202 (17%) 3% Decorative 496 393 (21%) 4% Paints Asia 1,080 1,046 (3%) 1% Total 2,110 2,005 (5%) 1% Adjusted EBITDA* development Second quarter January—June 2026 in € millions 2026 192 2025 reported 339 6 Organic growth* 44 (8) Acquisitions and divestments (18) 1 FX / Other1 (8) 191 2026 reported 357 1 Other contains hyperinflation Key financial figures Second quarter January-June 2025 2026 ∆% in € millions/% 2025 2026 ∆% 101 147 46% Operating income 178 238 34% (55) (9) Identified items* (87) (49) (36) (35) Depreciation and amortization1 (74) (70) 192 191 (1%) Adjusted EBITDA* 339 357 5% 17.8 18.3 Adjusted EBITDA margin (%)* 16.1 17.8 Average invested capital* 3,790 3,380 (11%) Adjusted return on average invested 12.9 15.5 capital (%)*2 1 Excluding identified items. 2 Up to Q1 2026, this metric was labelled ROI (Return on Investment); calculation unchanged. * Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

AkzoNobel | Report for the second quarter and half-year 2026 Europe, Middle East and Africa Q2 organic sales growth down 3%, revenue down 2%, with positive pricing more than offset by lower volumes, primarily in DIY Western Europe. Half-year organic sales growth down 1%, revenue down 2%, with positive pricing more than offset by lower volumes, primarily in Western Europe. DIY volumes were lower, while the Professional channel slightly increased. Latin America Q2 organic sales growth up 10%, as a result of volume growth and positive pricing, also when excluding inflationary pricing in Argentina. Higher volumes were driven by Brazil. Revenue up 15% supported by FX impact. Half-year organic sales growth and revenue up 7%. Pricing was positive, also when excluding inflationary pricing in Argentina. Higher volumes were driven by Brazil. Asia Q2 organic sales growth up 3% driven by higher volumes in Indonesia and Vietnam, which more than offset lower volumes in China. With a combined 20% impact from the divestment of our liquid coatings businesses in India and FX, revenue was down 17%, Half-year organic sales growth up 4%, driven by strong volume growth in Vietnam and Indonesia. With a combined 25% impact from the divestment of our liquid coatings businesses in India and FX, revenue was down 21%. Helping to preserve Genoa’s heritage and identity The municipality of Genoa – one of Italy’s biggest cities – has partnered with AkzoNobel to launch a color plan which will help preserve its distinctive character and architectural heritage. A three-year agreement has been signed with the company’s Sikkens brand which mainly focuses on the area around the city’s historic Old Port. The plan will include technical guidelines which describe the colors and materials that have to be used in all future restoration and redecoration projects on building exteriors. Particular attention will be paid to landscape quality and color compatibility.

AkzoNobel | Report for the second quarter and half-year 2026 10 Leadership and governance Principal risks and uncertainties In our 2025 annual report, we stated that we consider risk assessment and mitigation a continuous process, which is carried out against the background of an evolving risk landscape that includes short, medium and longer term challenges. We consider the major risk factors as communicated in the annual report of 2025 to be still valid. The information below reflects the updated risk assessment since the publication of the 2025 annual report. Mitigation of the risks is defined and progressing as planned. The symbols used for risk levels represent management’s assessment of risk development, compared with the annual report of 2025. Symbols indicate the following: Risk assessed to increase. 5 Risk assessed to remain fairly stable. = Risk assessed to decrease. 6 Strategic risks Risk Risk level Risk description Mitigating actions The risk of misalignment between the business and functions and short • Operating with a flatter structure with business representation in the Executive Committee and term versus long term, leading to inability to support and drive the operational activities integrated into the business, coupled with significant flattening of the business agenda and growth plans, resulting in not delivering the set organization as part of the Selling, General and Administrative Expenses (SG&A) restructuring targets. program • Improving our industrial operations by reducing complexity, improving capacity utilization and Ability to execute = investing in the modernization of our sites • Continued streamlining of the execution model to avoid over-functionalization: Research and Development (R&D) integrated into the business units and, most recently, the Integrated Supply Chain (ISC) model has also been aligned to the business operating structure. This provides clear end-to-end accountability and a simplified and de-layered organizational set-up The risk that increasing geopolitical turbulence results in declining • Balanced geographic presence with revenue generated from all regions and continued investment customer and industry confidence and a decline in key markets and focus on higher growth markets to optimize geographic spread Geopolitical significant losses to our sales and profitability. • Geopolitical assessment as part of investment decisions and medium-term operational planning instability 5 • Continue to drive business unit strategic initiatives underpinning the company strategy • Diversifying our supply chain and managing redundancy, accelerated localization to offset direct tariff impacts The risk of a prolonged macro-economic downturn, leading to local • Balanced geographic presence with revenue generated from all regions and continued investment currency devaluation, high inflation, customer destocking and a reduction focus on higher growth markets to optimize geographic spread Macro-economic in volume and margin. • Increased attention on operational cost, complexity reduction, margin management and commercial crisis 5 and procurement excellence • Continue to drive business unit strategic initiatives underpinning the company strategy • Strategic portfolio review: redeploy capital to create synergetic scale in areas with clear path to leadership

AkzoNobel | Report for the second quarter and half-year 2026 11 Operational risks Risk Risk level Risk description Mitigating actions Business The risk of being unable to respond adequately to a significant business • Continue to enhance our business continuity processes and plans, supported by taking Integrated continuity risk = interruption, leading to financial and reputational damage. Business Planning to a next maturity level and increasing cross-functional and business collaboration The risk of significant business disruption and/or inadequate recovery • Continually reinforcing cybersecurity and responsible AI awareness, training and culture across the following a cybersecurity or AI-enabled attack, leading to production entire organization (e.g. phishing tests), supported by clear accountability and effective consequence interruption, unauthorized access to, disclosure or loss of business- management sensitive information, compromise or misuse of AI systems and data, • Strengthening protection, detection and response capabilities across IT (cloud and on-premises) and financial loss, and/or inability to align or comply with laws, regulations and OT (operational technology) domains by leveraging new technologies, improving security visibility contractual obligations concerning cybersecurity and the responsible use and detection of vulnerabilities and emerging threats, and accelerating the integration of IT and OT of artificial intelligence, which can limit our presence in some regions and infrastructure of entities incorporated into the company through mergers and acquisitions, where this markets. integration has not yet been fully completed Cybersecurity = • Improving the capacity to reduce the impact of sophisticated and AI-enabled cyber-attacks, and to recover rapidly through enhanced incident preparedness, automated response capabilities, professional support and strengthened back-up and recovery solutions • Improving our capacity for assessing cybersecurity and AI-related risks in critical domains and monitoring their remediation • Hardening core technology environments, including e-mail, cloud, on-premises platforms and AI-enabled systems, to reduce exposure, limit attack paths and improve baseline security • Increasing the level and quality of partnerships with public and private institutions to improve the overall security and resilience of our business ecosystem The risk that we don’t reach the required service levels due to inadequate • More attention on complexity reduction and improving efficiency of the product portfolio and supply end-to-end planning processes and supply chain infrastructure, leading to chain loss of existing business and inability to win new business. • Stronger performance management via aligned sets of lagging and leading KPIs, and mature IBP Integrated governance Business Planning = maturity • Reintegrating our businesses and Integrated Supply Chain function to create shorter lines of communication and ability to react to changes in the market faster • Increase agility and velocity in the end-to-end process through simplification, cross-company initiatives, digitalization and data-driven modelling The risk of lower margins resulting from slower price increase (price • More data-driven approach to additional price increases (based on value pricing) to achieve required execution/increased competitive pressure) to offset higher inflation and price exit rate for full cost pass through raw material cost increase versus plan. • Monthly control cycle in place to closely monitor price increase execution (price/surcharge) and Pricing & margin 5 pricing concessions management • Strengthening controls on price overrides and full gross to net transactional pricing implementation • Continue to closely monitor price increase effectiveness against raw material cost increase and raw material availability The risk of lacking a fit-for-purpose product portfolio, leading to a cost • Continuing to reduce our product portfolio complexity, accelerated reductions to facilitate industrial Product portfolio base that’s too high and inability to compete in the market. excellence footprint moves = • Constantly reengineering our products, accelerated localization to offset direct tariff impacts • Enhancement of our product lifecycle and product change management

AkzoNobel | Report for the second quarter and half-year 2026 12 Risk Risk level Risk description Mitigating actions The risk of supply shortages of key raw materials, packaging and/or spare • Maintain and further improve strong industry and market intelligence analysis of suppliers and raw parts, resulting in production interruptions, additional cost and muted material markets organic growth. • Assess climate change impact and develop mitigation plans for own operations, key suppliers’ Supply shortages 5 locations and logistics • Supply chain risk management tool implemented to secure early warnings across the globe • New raw material risk management approach being rolled out to define risks across regions and business units to further improve mitigation planning Compliance and ESG risks Risk Risk level Risk description Mitigating actions The risk of potential impact of business conduct, environmental, social • Exposures over a defined threshold are reported, monitored and managed by Legal and Finance, and governance (ESG) standards, product compliance, safety and and reported to the Audit Committee twice a year environmental regulations concerning existing and legacy operations or • Developments around business conduct, ESG, product compliance, safety and environmental assets, which may subject the company to litigation, financial losses, or legislation and the impact thereof on our current and legacy operations and assets are reviewed Non-compliance reputational harm. regularly by Health, Safety and Environment, Sustainability, Product Safety and Regulatory Affairs, and litigation = Legal and Finance • There’s a quarterly process for review of our portfolio of legacy operations and assets, including Integrated Supply Chain, Finance and Legal • Updates on significant claims and litigation are regularly provided to the Board of Management and Supervisory Board Statement of the Board of Management We have prepared this half-year 2026 financial report of AkzoNobel, and the undertakings included in the consolidation taken as a whole, in accordance with IAS 34 as adopted by the EU (IFRS) and additional Dutch disclosure requirements for half-yearly financial reports. To the best of our knowledge: 1. The condensed consolidated financial statements in this half-year 2026 financial report give a true and fair view of our assets and liabilities, financial position at June 30, 2026, and of the result of our consolidated operations for the first half-year of 2026. 2. The interim management report in this half-year 2026 financial report includes a fair view of the information required pursuant to section 5:25d, subsections 8 and 9 of the Dutch Act on Financial Supervision.

AkzoNobel | Report for the second quarter and half-year 2026 13 Condensed consolidated financial statements Condensed consolidated statement of income Second quarter January-June 2025 2026 in € millions 2025 2026 Continuing operations 2,626 2,589 Revenue 5,239 4,975 (1,588) (1,503) Cost of sales (3,153) (2,911) 1,038 1,086 Gross profit 2,086 2,064 (826) (833) SG&A costs (1,681) (1,637) 2 (2) Other results 1 1 214 251 Operating income 406 428 (50) (46) Financing income and expenses (80) (83) 15 11 Results from associates 22 19 179 216 Profit before tax 348 364 (44) (67) Income tax (92) (114) 135 149 Profit for the period from continuing 256 250 operations Discontinued operations — (1) Profit/(loss) for the period from discontinued — (1) operations 135 148 Profit for the period 256 249 Attributable to 124 139 Shareholders of the company 231 232 11 9 Non-controlling interests 25 17 135 148 Profit for the period 256 249 Earnings per share from total operations (in €) 0.73 0.81 Basic 1.35 1.35 0.72 0.81 Diluted 1.34 1.35 Condensed consolidated statement of comprehensive income Second quarter January-June 2025 2026 in € millions 2025 2026 135 148 Profit for the period 256 249 Other comprehensive income Items that will not be reclassified to the statement of income: (67) (8) Post-retirement benefits (55) — 17 3 Income tax 14 4 (50) (5) Net effect (41) 4 Items that may be reclassified subsequently to the statement of income: (286) 101 Exchange differences arising on translation of (370) 221 foreign operations 3 (2) Income tax 3 (3) (283) 99 Net effect (367) 218 (333) 94 Other comprehensive income for the (408) 222 period (net of tax) (198) 242 Comprehensive income for the period (152) 471 Comprehensive income for the period attributable to (194) 232 Shareholders of the company (151) 448 (4) 10 Non-controlling interests (1) 23 (198) 242 Comprehensive income for the period (152) 471 Condensed consolidated balance sheet in € millions December 31, 2025 June 30, 2026 Assets Non-current assets Intangible assets 3,798 3,860 Property, plant and equipment 2,039 2,082 Right-of-use assets 294 285 Other non-current assets 1,760 1,785 Total non-current assets 7,891 8,012 Current assets Inventories 1,529 1,702 Trade and other receivables 2,403 2,719 Current tax assets 209 182 Short-term investments 302 272 Cash and cash equivalents 1,618 3,193 Assets held for sale — 53 Total current assets 6,061 8,121 Total assets 13,952 16,133 Equity and liabilities Group equity 4,822 5,033 Non-current liabilities Provisions and deferred tax liabilities 1,253 1,290 Long-term borrowings 3,670 5,500 Total non-current liabilities 4,923 6,790 Current liabilities Short-term borrowings 1,192 1,092 Trade and other payables 2,690 2,934 Current tax liabilities 139 99 Current portion of provisions 186 167 Liabilities held for sale — 18 Total current liabilities 4,207 4,310 Total equity and liabilities 13,952 16,133

AkzoNobel | Report for the second quarter and half-year 2026 14 Condensed consolidated statement of cash flows Second quarter January-June 2025 2026 in € millions 2025 2026 135 149 Profit for the period from continuing 256 250 operations 92 92 Amortization and depreciation 186 185 4 1 Impairment losses 7 4 50 46 Financing income and expenses 80 83 (15) (11) Results from associates (22) (19) (12) 1 Pre-tax results on acquisitions and (11) (1) divestments 44 67 Income tax 92 114 26 (37) Changes in working capital (310) (301) 33 (29) Changes in provisions 42 (28) (58) (51) Interest paid (99) (106) (65) (57) Income tax paid (109) (98) — (1) Other changes 10 1 234 170 Net cash generated from/(used for) 122 84 operating activities (72) (62) Capital expenditures (143) (120) 9 19 Interest received 24 34 17 5 Acquisitions and divestments net of cash 17 6 acquired/divested (1) (5) Investments in short-term investments (9) (26) 158 4 Repayments of short-term investments 159 59 7 100 Debt repayment proceeds 7 100 118 61 Net cash generated from/(used for) 55 53 investing activities (33) 464 Changes from borrowings 444 1,684 (269) (269) Dividends paid (275) (272) (17) — Buy out of non-controlling interests (17) — (319) 195 Net cash generated from/(used for) 152 1,412 financing activities 33 426 Net cash generated from/(used for) 329 1,549 continuing operations — — Cash flows from discontinued operations (1) — 33 426 Net change in cash and cash equivalents 328 1,549 total operations 1,561 2,746 Net cash and cash equivalents at beginning of 1,273 1,605 period (41) 14 Effect of exchange rate changes on cash and (48) 32 cash equivalents 1,553 3,186 Net cash and cash equivalents at June 30 1,553 3,186 Consolidated statement of changes in equity Other (legal) Cumulative reserves and Share- Non-Subscribed translation undistributed holders’ controlling in € millions share capital reserves profit equity interests Group equity Balance at December 31, 2024 85 (579) 5,068 4,574 242 4,816 Profit for the period — — 231 231 25 256 Other comprehensive income/(expense) — (344) (55) (399) (26) (425) Tax on other comprehensive income — 3 14 17 — 17 Comprehensive income for the period — (341) 190 (151) (1) (152) Dividend — — (263) (263) (10) (273) Equity-settled transactions — — 11 11 — 11 Issue of common shares 1 — (1) — — — Minority share buyout — — 1 1 (18) (17) Balance at Balance at June 30, 2025 86 (920) 5,006 4,172 213 4,385 Balance at December 31, 2025 86 (801) 5,374 4,659 163 4,822 Profit for the period — — 232 232 17 249 Other comprehensive income/(expense) — 215 — 215 6 221 Tax on other comprehensive income — (3) 4 1 — 1 Comprehensive income for the period — 212 236 448 23 471 Dividend — — (264) (264) (6) (270) Equity-settled transactions — — 10 10 — 10 Balance at Balance at June 30, 2026 86 (589) 5,356 4,853 180 5,033

AkzoNobel | Report for the second quarter and half-year 2026 15 Notes to the condensed consolidated financial statements General information Accounting policies Scope of consolidation Akzo Nobel N.V. is a public limited liability company headquartered in The material accounting policies applied in the interim condensed Pakistan held for sale Amsterdam, the Netherlands. The interim condensed consolidated consolidated financial statements are consistent with those applied On April 16, 2026, Akzo Nobel N.V. signed an agreement to sell financial statements include the condensed financial statements of in AkzoNobel’s consolidated financial statements for the year ended Akzo Nobel Pakistan Limited to IGI investments, part of the Akzo Nobel N.V. and its consolidated subsidiaries (in this document December 31, 2025, except for amendments to IFRS 9 and IFRS 7 Packages Group. The transaction is based on a total enterprise value referred to as “AkzoNobel”, “the Group” or “the company”). The related to “Contracts Referencing Nature-dependent Electricity“ and of approximately €50 million. Completion of the transaction is subject company was incorporated under the laws of the Netherlands and is to “Classification and Measurement of Financial Instruments“. These to customary closing conditions, including regulatory approvals. listed on Euronext Amsterdam. amendments were assessed and are not expected to materially Completion is expected in H2 2026. affect AkzoNobel’s consolidated financial statements. The assets and liabilities of Akzo Nobel Pakistan Limited were Basis of preparation classified as held for sale as of March 31, 2026. No impairment was Geopolitical developments (Middle East) recognized upon classification as held for sale. On June 30, 2026, These condensed consolidated financial statements for the three- the cumulative translation adjustment related to this entity recognized month and six-month periods ended June 30, 2026, have been The conflict in the Middle East brings further volatility. At present, in equity amounted to €51 million negative; this amount will be prepared in accordance with IAS 34“Interim Financial Reporting“ as AkzoNobel generates only a low single-digit percentage of its total recycled to the P&L at completion. issued by the International Accounting Standards Board (IASB) as revenues from this region. However, the implications of this conflict adopted by the European Union. on global raw material prices, logistics costs and raw material The business reported as held for sale represents less than 0.5% of availability can have a material adverse effect on AkzoNobel’s our revenue; discontinued operations treatment is not applicable. All figures in this report are unaudited. The interim condensed business, financial condition, results of operations and/or cash flows. consolidated financial statements were discussed and approved by Assets and liabilities held for sale the Board of Management and the Supervisory Board. These interim In Q2 2026, we have seen the impact from the conflict materializing June 30, 2026 condensed consolidated financial statements have been authorized through increased global raw material prices, which we have offset in € millions 2026 for issue on July 21, 2026. by price increases. We expect the raw material price inflation to Intangible assets 10 sustain throughout the year. We intend to offset inflation with price The interim condensed consolidated financial statements should be Property, plant and equipment 16 increases, if needed. read in conjunction with AkzoNobel’s consolidated financial Other non-current assets 1 statements in the 2025 annual report as published on February 24, Inventories 8 2026. The 2025 financial statements were adopted by the Annual Seasonality Receivables 12 General Meeting of shareholders on April 23, 2026. In accordance Other current assets 6 with Article 393 of Book 2 of the Dutch Civil Code, Assets held for sale 53 Revenue and results in Decorative Paints are impacted by seasonal PricewaterhouseCoopers Accountants N.V. has issued an influences. Revenue and profitability tend to be higher in the second Non-current liabilities 9 unqualified auditor’s opinion on the 2025 financial statements. and third quarter of the year as weather conditions determine if Current liabilities 9 paints and coatings can be applied. Liabilities held for sale 18 In Performance Coatings, revenue and profitability vary, among others, with building patterns from original equipment manufacturers.

AkzoNobel | Report for the second quarter and half-year 2026 16 Intended merger with Axalta On November 18, 2025, Akzo Nobel N.V. (“AkzoNobel”) and Axalta Coating Systems Ltd. (“Axalta”) announced that they had entered into a definitive agreement to combine in an all-stock merger, creating a premier global coatings company. The combination will bring together two coatings industry leaders with complementary portfolios of highly regarded brands to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders. The terms of the agreement stipulate that Axalta shareholders will receive 0.6539 shares of AkzoNobel stock for each share of Axalta common stock owned, with AkzoNobel being the surviving entity. In connection with the transaction, AkzoNobel intends to pay a special cash dividend to AkzoNobel shareholders equal to €2.5 billion, minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026, prior to completion. The special dividend is conditional on completion of the transaction and on the level of regular dividends paid in 2026. The merger agreement prohibits AkzoNobel to repurchase shares up to the merger date. AkzoNobel shareholders will own approximately 55% and Axalta shareholders will own approximately 45% of the combined company on a pro forma basis immediately after closing. The companies expect the transaction to close in late 2026 to early 2027, subject to approval by shareholders of both AkzoNobel and Axalta, the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on NYSE, payment of the special dividend by AkzoNobel, completion of AkzoNobel’s works council consultation requirements and the satisfaction of other customary closing conditions. Form F-4, as amended, was filed by AkzoNobel with the SEC on June 18, 2026, and subsequently declared effective by the SEC on June 23, 2026. An Extraordinary General Meeting of shareholders will be held August 5, 2026. If either of the companies terminates the merger agreement, the terminating party may be required to pay the other party a €150 million termination fee. Revenue disaggregation The table below reflects the disaggregation of revenue. Additional disaggregation of revenue is included on the respective pages on Decorative Paints and Performance Coatings. Revenue disaggregation January-June 2025 Performance Decorative in € millions Coatings Paints Total The Netherlands 53 115 168 Other EMEA countries 1,224 1,164 2,388 North Asia 581 231 812 South East and South Asia 366 265 631 North America 678 — 678 Latin America 227 335 562 Total 3,129 2,110 5,239 Timing of revenue recognition Goods transferred at a point in time 3,020 2,078 5,098 Services transferred over time 109 32 141 Total 3,129 2,110 5,239 January-June 2026 Performance Decorative in € millions Coatings Paints Total The Netherlands 50 113 163 Other EMEA countries 1,203 1,141 2,344 North Asia 562 231 793 South East and South Asia 308 162 470 North America 615 — 615 Latin America 232 358 590 Total 2,970 2,005 4,975 Timing of revenue recognition Goods transferred at a point in time 2,860 1,975 4,835 Services transferred over time 110 30 140 Total 2,970 2,005 4,975 Hyperinflation accounting (Türkiye and Argentina) For Türkiye and Argentina, hyperinflation accounting is applied. The impact of the application of hyperinflation accounting, which includes the use of end of period rates to translate the income statement, is shown in the table below. Hyperinflation accounting Second quarter January-June 2025 2026 in € millions 2025 2026 (18) 4 Revenue (25) 7 (7) (4) Operating income (13) (7) Hyperinflation: gain/loss on net monetary (8) (5) position (14) (18) 1 — Other financing income/expenses 1 — (14) (9) Profit before tax (26) (25) (1) (3) Income tax (3) (3) (15) (12) Profit for the period (29) (28) 2 2 Non-controlling interests 4 4 (13) (10) Net income (25) (24) Hyperinflation impact on adjusted EBITDA for Q2 was €3 million negative (Q2 2025: €6 million negative); for the half-year the impact was €6 million negative (half-year 2025: €11 million negative).

AkzoNobel | Report for the second quarter and half-year 2026 17 Shareholders’ equity and non-controlling Contingent liabilities/Project Ichthys update In 2024, the case proceeded to trial in the Federal Court of Australia. interests As part of the proceedings, the Federal Court of Australia appointed A contingent liability is a liability of uncertain timing or amount. a Referee for the consideration of the potential quantum should any Contingent liabilities are not recognized in the balance sheet because liability be established. Following issuance of the Referee’s quantum Development of shareholders’ equity they are dependent on the occurrence or non-occurrence of one or report, INPEX has sought damages in the amount of AUD 4.8 billion Shareholders’ equity amounted to €4.9 billion at June 30, 2026, (€2.9 billion as of June 30, 2026). There are several other scenarios compared with €4.7 billion at year-end 2025. The main movements more uncertain future events not wholly within the control of the entity, or because (i) it is not probable that an outflow of resources in the Referee’s quantum report for calculating potential damages related to: with significantly lower amounts. Following the completion of the embodying economic benefits will be required to settle the obligation; or (ii) the amount of the obligation cannot be measured main hearing phase in May 2025, the Federal Court continues to • Profit for the period of €232 million with sufficient reliability. address various procedural and substantive matters as part of the • Positive currency effects of €212 million (net of taxes) driven by ongoing proceedings. changes in the exchange rate of the euro versus other currencies, in particular the Colombian peso, Chinese yuan, US dollar and AkzoNobel maintains that it is not liable for any alleged damages and Legal proceedings Pound sterling thus argues its liability towards both INPEX and JKC should be zero The company and certain of its (former) group companies are (0). The Federal Court of Australia has yet to decide on liability, and if involved in legal proceedings as well as proceedings by / discussions Partly offset by: AkzoNobel is found liable, on the appropriate amount of damages with governments, tax authorities, environmental agencies and other • Dividend of €264 million that AkzoNobel is liable for (including whether any liability should be authorities. shared with other parties involved). Dividend While it is not feasible to predict or determine the outcome of all In Q3 2025, AkzoNobel recognized a provision of €300 million in The dividend policy remains unchanged and is to pay a stable to pending and threatening legal proceedings and proceedings by/ respect of Project Ichthys, relating to the elements in the claims for rising dividend. discussions with governments, tax, environmental agencies and which the IAS 37 recognition criteria are met. Other elements not other authorities, the company is of the opinion that the case meeting the requirements are presented as contingent liabilities and A final 2025 dividend of €1.54 (2024: €1.54) per common share was described below may have a significant impact on the company’s remain unprovided for. AkzoNobel is insured with a maximum approved at the AGM on April 23, 2026, which resulted in a total consolidated financial position, results of operations and cash flows. coverage of €500 million for cash outflows, whether presented as a 2025 dividend of €1.98 (2024: €1.98) per share. provision or as a contingent liability. In accordance with IAS 37.92, certain information is not disclosed for Outstanding share capital legal proceedings for which the company concludes that disclosure In accordance with IAS 37.92, no further information is disclosed, as The outstanding share capital was 171.4 million common shares at can be expected to seriously prejudice the outcome of the matter. such disclosure might seriously prejudice the outcome of the matter. the end of June 2026. The weighted average number of shares in Q2 2026 was 171.4 million shares. The timing of the Federal Court of Australia’s judgment remains Project Ichthys (no material developments) uncertain, although it is not anticipated before 2027. Either party can AkzoNobel is defending claims brought by INPEX Operations appeal the first instance decision to the Full Court of the Federal Pensions Australia in 2021 and JKC Australia LNG in 2017 relating to the Court of Australia. A further appeal can be made to the High Court of specification and use of an AkzoNobel product which was applied to Australia if special leave is granted. Under Australian law, a verdict The net balance sheet position (according to IAS19) of the pension part of the pipework for the Ichthys Onshore Project in Darwin, would be payable soon after being issued, unless a stay would be plans at June 30, 2026, was a surplus of €0.7 billion (year-end 2025: Australia, a large LNG project, between 2013 and 2015. The claims obtained. The amounts in such verdict could be significantly higher surplus of €0.6 billion). The development during H1 2026 was driven allege that AkzoNobel is liable for significant damages (relating to than the amount currently provided for. by gains from higher discount rates partly offset by losses from degradation of the coating on extensive parts of the pipework), and higher inflation rates and lower plan asset returns in key countries. associated remediation costs are sought under the Australian Consumer Law. The vast majority of the damages claimed for remediation costs have not yet been incurred, rather they relate to (modelled) future inspection and remediation costs. AkzoNobel denies liability and contests the quantum of alleged damages.

AkzoNobel | Report for the second quarter and half-year 2026 18 Borrowings In March 2026, the company issued: • A €600 million bond with a 4.0% interest rate, due in 2031 • A €500 million bond with a 4.625% interest rate, due in 2036 In April 2026, a €500 million bond was repaid. In June 2026, the company issued a €750 million bond with a 3.625% interest rate, due in 2029. Cash flow reconciliation June 30, in € millions June 30, 2025 2026 Cash and cash equivalents in the balance sheet 1,552 3,193 Debt to credit institutions (7) (8) Held for sale 8 1 Total per statement of cash flows 1,553 3,186 Related parties AkzoNobel purchased and sold goods and services to various related parties in which we hold a 50% or less equity interest (associates). These transactions were not material to the condensed consolidated financial statements. We consider the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 “Related parties”. Transactions with board members are limited to those conducted in their capacity as members of the Executive Committee or Supervisory Board. Related party transactions with pension funds are limited to those inherent to the purpose of the pension funds. Financial risk management The consolidated financial statements for the year ended December 31, 2025, provide a description of the financial risks faced by the company in its regular operations, as well as the policies and procedures established to mitigate these risks. The risks, policies and procedures outlined in the consolidated financial statements are still applicable and relevant. The carrying amount of the financial assets and current liabilities is a reasonable approximation of their fair value. The fair value of total borrowings (Level 1) as at June 30, 2026, was €6,5261 million (December 31, 2025: €4,767 million); the carrying amount measured at amortized cost was €6,5981 million (December 31, 2025: €4,862 million). During the half-year there have been no material changes in the fair value hierarchy. 1 Including borrowings held for sale (fair value €6 million; book value €6 million).

AkzoNobel | Report for the second quarter and half-year 2026 19 Alternative Performance Measures In presenting and discussing AkzoNobel’s operating results, management uses certain Alternative Performance Measures (APMs) not defined by IFRS Accounting Standards. Management considers these APMs to be relevant supplementary indicators of the company’s performance. These or similar measures are widely used in the industry to assess operational performance, developments and positions. Management believes that reporting these measures supports readers’ understanding of, among others, the company’s sales performance, profitability, financial strength and funding requirements. APMs should not be viewed in isolation as alternatives to the equivalent IFRS measures. Rather, they should be used as supplementary information in conjunction with the most directly comparable IFRS measures. APMs do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other companies. Explanations and reconciliations of the APMs to the most directly comparable IFRS measures can be found in this paragraph. Identified items Identified items are special charges and benefits, (post) acquisition and divestment related items, major restructuring and impairment charges, charges and benefits related to major legal, environmental and tax cases, pension curtailments and buy-outs, and hyperinflation accounting adjustments for inventory positions that exceed normal operational levels. By excluding identified items, AkzoNobel management believes the comparability of the operational results increases and financial performance can be evaluated more effectively. Identified items are excluded when calculating adjusted operating income, adjusted EBITDA, adjusted EBITDA margin, adjusted return on average invested capital and adjusted earnings per share (EPS). Restructuring-related costs primarily relate to costs for accruals for certain employee benefits and for other costs which are directly associated with plans to exit or cease specific activities, closing down of facilities and right-sizing the organization. Merger and acquisitions-related results include all results on acquisitions and divestments of businesses, costs directly related to such acquisitions and divestments, and post-merger integration costs. It also includes results of divestments not being part of a business divestment when certain materiality thresholds are met. Hyperinflation relates to the hyperinflation accounting impact of inventory positions that exceed normal operational levels. Legal and environmental mainly includes costs related to provisions for non-operational sites, employer liabilities recorded for former employees, and legal and environmental costs for which certain materiality thresholds are met. Profit for the period to Adjusted EBITDA and Adjusted EBITDA margin Second quarter 2025 Second quarter 2026 Performance Decorative Other Performance Decorative Other Coatings Paints activities Total in € millions/ % Coatings Paints activities Total 1,546 1,080 2,626 Revenue 1,543 1,046 2,589 135 Profit for the period 148 — Profit for the period from (1) discontinued operations (44) Income tax (67) 15 Results from associates 11 (50) Financing income and expenses (46) 150 101 (37) 214 Operating income 161 147 (57) 251 (20) (54) (1) (75) Restructuring-related costs, (13) (8) (2) (23) including impairments — — (3) (3) Merger and acquisitions — — (32) (32) — (1) — (1) Hyperinflation impact from excess — (1) — (1) inventory positions — — (2) (2) Legal and environmental — — (2) (2) — — (8) (8) Other — — — — (20) (55) (14) (89) Total identified items1 (13) (9) (36) (58) 170 156 (23) 303 Adjusted operating income 174 156 (21) 309 (43) (36) (11) (90) Depreciation and amortization2 (45) (35) (9) (89) 213 192 (12) 393 Adjusted EBITDA 219 191 (12) 398 13.8% 17.8% 15.0 % Adjusted EBITDA Margin (%) 14.2% 18.3% 15.4% 1 Please refer to the text in this section for the detailed explanation of identified items. 2 Excluding identified items, please refer to the quarterly statistics section for the detailed impact of identified items on depreciation and amortization.

AkzoNobel | Report for the second quarter and half-year 2026 20 Adjusted EBITDA and Adjusted operating income environmental mainly included charges for environmental liabilities and for employee liability claims. Adjusted EBITDA is operating income excluding depreciation, amortization and identified items. Adjusted operating income is operating income excluding identified items. These measures are Profit for the period to Adjusted EBITDA and Adjusted EBITDA margin used to evaluate the performance of the company and its segments. January - June 2025 January - June 2026 By excluding identified items, the comparability of the operational Performance Decorative Other Performance Decorative Other results increases and financial performance can be evaluated more Coatings Paints activities Total in € millions/% Coatings Paints activities Total 3,129 2,110 — 5,239 Revenue 2,970 2,017 — 4,975 effectively. 256 Profit for the period 249 Management views adjusted EBITDA and adjusted operating income — Profit for the period from (1) as appropriate measures for (segment) performance. discontinued operations (92) Income tax (114) Adjusted EBITDA margin 22 Results from associates 19 (80) Financing income and expenses (83) Adjusted EBITDA margin is an operational profit margin. Adjusted 321 178 (93) 406 Operating income 301 238 (111) 428 EBITDA margin is adjusted EBITDA as a percentage of revenue. The (34) (83) (8) (125) Restructuring-related costs (23) (48) (4) (75) measure provides a clear picture of (the development of) profitability. including impairments — (2) (8) (10) Merger and acquisitions — — (54) (54) Q2 Identified items — (2) — (2) Hyperinflation impact from excess — (1) — (1) inventory positions In both Q2 2026 and Q2 2025, restructuring-related costs primarily — — (15) (15) Legal and environmental — — (4) (4) included costs for the industrial excellence program and the SG&A — — (9) (9) Other — — (1) (1) cost reduction program. (34) (87) (40) (161) Total identified items1 (23) (49) (63) (135) 355 265 (53) 567 Adjusted operating income 324 287 (48) 563 In Q2 2026, mergers and acquisitions primarily included preparation (89) (74) (20) (183) Depreciation and amortization2 (91) (70) (19) (180) costs related to the intended merger with Axalta. In Q2 2025, 444 339 (33) 750 Adjusted EBITDA 415 357 (29) 743 mergers and acquisitions mainly included costs related to the 14.2% 16.1% 14.3 % Adjusted EBITDA Margin 14.0% 17.8% 14.9 % divestment of the India business. 1 Please refer to the text in this section for the detailed explanation of identified items. 2 Excluding identified items, please refer to the quarterly statistics section for the detailed impact of identified items on depreciation and amortization. In Q2 2026, the legal and environmental costs mainly related to employee liability claims. In Q2 2025, the legal and environmental Adjusted gross margin costs mainly related to employee liability claims and environmental liabilities. Adjusted gross profit is revenue less cost of sales, excluding Adjusted gross margin identified items. Adjusted gross margin is adjusted gross profit as a Second quarter January-June Half-year Identified items percentage of revenue. This measure provides insight into profit 2025 2026 2025 2026 development excluding SG&A costs. 1,038 1,086 Gross profit 2,086 2,064 In both half-year 2026 and half-year 2025, restructuring-related By excluding identified items, the comparability of the gross margin (64) (20) Identified items (98) (57) costs primarily included costs for the industrial excellence program 1,102 1,106 Adjusted gross profit 2,184 2,121 and the SG&A cost reduction program. development increases and financial performance can be evaluated more effectively. 42.0 42.7 Adjusted gross margin 41.7 42.6 In half-year 2026, mergers and acquisitions primarily included preparation costs related to the intended merger with Axalta. In half-year 2025, mergers and acquisitions included costs related to the divestment of the India business. In half-year 2026, legal and environmental mainly included charges for employee liability claims. In half-year 2025, legal and

AkzoNobel | Report for the second quarter and half-year 2026 21 Trade working capital Trade working capital is defined as the sum of inventories, trade receivables and trade payables. When expressed as a ratio, trade working capital is measured against four times last quarter revenue. A reconciliation of trade working capital to the most directly comparable IFRS measure is available in the Financial highlights. Management uses trade working capital for cash flow management, to identify opportunities to improve cash generation and to optimize the use of cash. Adjusted earnings per share Adjusted earnings per share is used to provide additional insight into the underlying profitability per share of the company. It helps with comparing performance over time, as well as to industry benchmarks and peers. Adjusted earnings per share from continuing operations Second quarter January-June 2025 2026 in € millions 2025 2026 135 149 Profit from continuing operations 256 250 89 58 Identified items reported in operating 161 135 income — (2) Identified items reported in interest (2) — (20) (13) Identified items reported in income (37) (32) tax (11) (9) Non-controlling interests (25) (17) 193 183 Adjusted net income from 353 336 continuing operations 171.0 171.4 Weighted average number of shares 170.9 171.3 (in millions) 1.13 1.07 Adjusted earnings per share from 2.07 1.96 continuing operations Free cash flow Free cash flow is the total of cash generated from/(used for) operating activities, minus capital expenditures. AkzoNobel reports on free cash flow as management believes it to be a useful measure to provide additional insight into the cash generating capability of its operations. A reconciliation of free cash flow to the most directly comparable IFRS measure is available in the Financial highlights. Organic growth Organic growth compares revenues (=sales) and EBITDA between periods, excluding the impact of changes in consolidation, the impact of changes in foreign exchange rates and the impact of hyperinflation accounting. The impact of changes in foreign exchange rates is calculated by retranslating the prior year local currency amounts into euros at the current year’s foreign exchange rates. Organic growth comparison provides a better understanding of underlying revenue (sales) and adjusted EBITDA growth factors. Reconciliation to the development of revenue and adjusted EBITDA is available in the Financial highlights (for consolidated revenues and consolidated Adjusted EBITDA), as well as in the Performance Coatings and Decorative Paints sections (at segment level). (Average) invested capital Invested capital is total assets (excluding cash and cash equivalents, short-term investments, investments in associates, pension assets, assets held for sale) less current tax liabilities, deferred tax liabilities and trade and other payables. Average invested capital is the average of the quarter-end invested capital balances for the last four quarters. Management uses average invested capital to monitor, assess and optimize the total amount of capital invested. Average invested capital June 2025 September December March June 30, in € millions 30, 2024 31, 2024 30, 2025 2025 Average Trade receivables 2,433 2,144 2,414 2,299 2,323 Inventories 1,805 1,721 1,777 1,638 1,735 Trade payables (2,345) (2,220) (2,310) (2,153) (2,257) Trade working 1,893 1,645 1,881 1,784 1,801 capital Other working capital (149) (137) (28) 18 (74) items Non-current assets 8,367 8,413 8,324 7,838 8,236 Less investments in (226) (227) (234) (248) (234) associates Less pension assets (1,039) (929) (931) (854) (938) Deferred tax liabilities (514) (491) (501) (449) (489) Invested capital 8,332 8,274 8,511 8,089 8,302 Average invested capital June 2026 September December March June 30, in € millions 30, 2025 31, 2025 30, 2026 2026 Average Trade receivables 2,258 1,990 2,234 2,347 2,207 Inventories 1,570 1,529 1,609 1,702 1,603 Trade payables (2,122) (2,157) (2,244) (2,433) (2,239) Trade working 1,706 1,362 1,599 1,616 1,571 capital Other working capital (153) (50) 4 (46) (61) items Non-current assets 7,855 7,891 7,959 8,012 7,929 Less investments in (230) (232) (241) (236) (235) associates Less pension assets (846) (891) (916) (923) (894) Deferred tax liabilities (460) (487) (498) (519) (491) Invested capital 7,872 7,593 7,907 7,904 7,819

AkzoNobel | Report for the second quarter and half-year 2026 22 (Adjusted) Return on average invested capital Net debt As from the date of deconsolidation, the shares of the Russian entities will be reported as an equity investment, to be measured at Return on average invested capital is operating income of the last 12 Net debt is used by management to assess the overall financing fair value. Valuation will be assessed during Q3. The company is at months as a percentage of average invested capital. Management position and liquidity profile. Net debt is defined as long-term this stage unable to provide an estimated value. In addition, upon uses return on average invested capital to assess the efficiency of borrowings plus short-term borrowings, less cash and cash deconsolidation, the cumulative currency translation reserve related investments and make informed decisions on capital allocation, in equivalents and short-term investments. A reconciliation is available to the Russian entities will be reclassified from equity to the order to maximize returns and drive long-term growth. in the Financial highlights section of this report. Statement of income. The cumulative currency translation reserve in Adjusted return on average invested capital is adjusted operating equity as of June 30, 2026, amounted to a loss of €49 million. income of the last 12 months as a percentage of average invested capital. Management uses return on average invested capital to Leverage ratio All of the above impacts will be reported as identified item in the Management monitors capital headroom based on the leverage ratio Statement of income, not impacting Adjusted EBITDA. assess the efficiency of investments and make informed decisions on net debt/adjusted EBITDA. The leverage ratio is calculated based on capital allocation, in order to maximize returns and drive long-term the net debt per balance sheet position divided by adjusted EBITDA growth. of the last 12 months. Amsterdam, July 21, 2026 (Adjusted) Return on average invested capital The Board of Management Leverage ratio1 July 2024 - June 2025 Performance Decorative Other July 2024 - June 2025/July 2025 - June 2026 Greg Poux-Guillaume in € millions Coatings Paints activities Total in € millions 2025 2026 Maarten de Vries Average invested capital 3,710 3,790 802 8,302 Net debt 4,280 3,127 Operating income1 642 346 (196) 792 Adjusted EBITDA1 1,465 1,437 Adjusted operating income1 720 489 (112) 1,097 Leverage ratio 2.9 2.2 Return on average 1Please refer to the quarterly statistics section for the calculation of the last 12 months. 17.3 9.1 9.5 invested capital Adjusted return on 19.4 12.9 13.2 Subsequent event average invested capital July 2025 - June 2026 By presidential decree of July 13, 2026, the company’s Russian entities have been placed under temporary external administration. Performance Decorative Other Total in € millions Coatings Paints activities As of that date, the operational oversight is temporarily transferred to Average invested capital 3,585 3,380 854 7,819 a designated external entity, while underlying ownership remains unchanged. AkzoNobel is in the process of reviewing the decree and Operating income1 280 461 445 1,186 assessing its implications. The presidential decree is considered a Adjusted operating income1 634 525 (82) 1,077 non-adjusting event after the reporting date, that has no impact on Return on average AkzoNobel’s reported figures as at June 30, 2026. 7.8 13.6 15.2 invested capital Adjusted return on The Russian entities represented less than 2% of AkzoNobel’s 17.7 15.5 13.8 average invested capital 1Please refer to the quarterly statistics section for the calculation of the last 12 months. consolidated revenue in the first half of 2026. Although AkzoNobel retains title to the shares in its Russian entities, under the temporary external administration the company expects to no longer have control over these entities. The Russian entities will therefore be deconsolidated as from July 13, 2026. The net asset value of these entities as of June 30, 2026, amounted to €214 million.

AkzoNobel | Report for the second quarter and half-year 2026 23 Quarterly statistics 2025 2026 Q1 Q2 Q3 Q4 Full-year in € millions Q1 Q2 Half-year Revenue 1,583 1,546 1,492 1,447 6,068 Performance Coatings 1,427 1,543 2,970 1,030 1,080 1,055 925 4,090 Decorative Paints 959 1,046 2,005 2,613 2,626 2,547 2,372 10,158 Total 2,386 2,589 4,975 EBITDA* 217 193 (91) 166 485 Performance Coatings 187 208 395 116 139 186 113 554 Decorative Paints 127 183 310 (47) (26) (30) 606 503 Other activities (44) (48) (92) 286 306 65 885 1,542 Total 270 343 613 Adjusted EBITDA (excluding Identified items)* 231 213 209 190 843 Performance Coatings 196 219 415 147 192 184 125 648 Decorative Paints 166 191 357 (21) (12) (8) (6) (47) Other activities (17) (12) (29) 357 393 385 309 1,444 Total 345 398 743 13.7 15.0 15.1 13.0 14.2 Adjusted EBITDA margin (in %) 14.5 15.4 14.9 Depreciation and amortization (46) (43) (47) (49) (185) Performance Coatings (47) (47) (94) (39) (38) (37) (39) (153) Decorative Paints (36) (36) (72) (9) (11) (10) (10) (40) Other activities (10) (9) (19) (94) (92) (94) (98) (378) Total (93) (92) (185) Depreciation and amortization (excluding Identified items) (46) (43) (44) (45) (178) Performance Coatings (46) (45) (91) (38) (36) (34) (37) (145) Decorative Paints (35) (35) (70) (9) (11) (10) (10) (40) Other activities (10) (9) (19) (93) (90) (88) (92) (363) Total (91) (89) (180) * Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

AkzoNobel | Report for the second quarter and half-year 2026 24 Quarterly statistics 2025 2026 Q1 Q2 Q3 Q4 Full-year in € millions Q1 Q2 Half-year Operating income 171 150 (138) 117 300 Performance Coatings 140 161 301 77 101 149 74 401 Decorative Paints 91 147 238 (56) (37) (40) 596 463 Other activities (54) (57) (111) 192 214 (29) 787 1,164 Total 177 251 428 Identified items included in operating income (14) (20) (303) (28) (365) Performance Coatings (10) (13) (23) (32) (55) (1) (14) (102) Decorative Paints (40) (9) (49) (26) (14) (22) 612 550 Other activities (27) (36) (63) (72) (89) (326) 570 83 Total (77) (58) (135) Adjusted operating income (excluding Identified items)* 185 170 165 145 665 Performance Coatings 150 174 324 109 156 150 88 503 Decorative Paints 131 156 287 (30) (23) (18) (16) (87) Other activities (27) (21) (48) 264 303 297 217 1,081 Total 254 309 563 Reconciliation financing income and expenses 14 10 12 13 49 Financing income 15 20 35 (42) (48) (45) (41) (176) Financing expenses (40) (54) (94) (28) (38) (33) (28) (127) Net interest on net debt (25) (34) (59) Other interest 8 8 8 8 32 Financing income related to post-retirement benefits 8 8 16 — (2) (25) (8) (35) Interest on provisions (2) (2) (4) (10) (18) (26) (15) (69) Other items (18) (18) (36) (2) (12) (43) (15) (72) Net other financing charges (12) (12) (24) (30) (50) (76) (43) (199) Financing income and expenses (37) (46) (83) * Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

AkzoNobel | Report for the second quarter and half-year 2026 25 Quarterly statistics 2025 2026 Q1 Q2 Q3 Q4 Full-year Q1 Q2 Half-year Quarterly net income analysis (in € millions) 7 15 9 2 33 Results from associates 8 11 19 169 179 (96) 746 998 Profit before tax 148 216 364 (48) (44) (94) (140) (326) Income tax (47) (67) (114) 121 135 (190) 606 672 Profit for the period from continuing operations 101 149 250 28 25 (98) 19 33 Effective tax rate (in %) 32 31 31 Earnings per share from continuing operations (in €) 0.63 0.73 (1.13) 3.50 3.72 Basic 0.54 0.82 1.36 0.62 0.72 (1.12) 3.48 3.70 Diluted 0.54 0.81 1.35 Earnings per share from discontinued operations (in €) — — (0.01) — (0.01) Basic — (0.01) (0.01) — — (0.01) — (0.01) Diluted — (0.01) (0.01) Earnings per share from total operations (in €) 0.63 0.73 (1.13) 3.50 3.71 Basic 0.54 0.81 1.35 0.62 0.72 (1.13) 3.48 3.69 Diluted 0.54 0.81 1.35 Number of shares (in millions) 170.8 171.0 171.0 171.1 171.0 Weighted average number of shares 171.2 171.4 171.3 170.9 171.0 171.1 171.1 171.1 Number of shares at end of quarter 171.3 171.4 171.4 Adjusted earnings from continuing operations (in € millions)* 121 135 (190) 606 672 Profit from continuing operations 101 149 250 72 89 326 (570) (83) Identified items reported in operating income 77 58 135 (2) — 24 (2) 20 Identified items reported in interest 2 (2) — (17) (20) 15 70 48 Identified items reported in income tax (19) (13) (32) (14) (11) (3) (8) (36) Non-controlling interests (8) (9) (17) 160 193 172 96 621 Adjusted net income from continuing operations 153 183 336 0.94 1.13 1.01 0.56 3.63 Adjusted earnings per share from continuing operations (in €) 0.89 1.07 1.96 * Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

AkzoNobel | Report for the second quarter and half-year 2026 26 Quarterly statistics—last 12 months 2025 2026 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Last 12 months in € millions Q3 2025 Q4 2025 Q1 2026 Q2 2026 Last 12 months EBITDA* 219 196 217 193 825 Performance Coatings (91) 166 187 208 470 166 80 116 139 501 Decorative Paints 186 113 127 183 609 (30) (55) (47) (26) (158) Other activities (30) 606 (44) (48) 484 355 221 286 306 1,168 Total 65 885 270 343 1,563 Adjusted EBITDA (excluding Identified items)* 225 230 231 213 899 Performance Coatings 209 190 196 219 814 188 113 147 192 640 Decorative Paints 184 125 166 191 666 (19) (22) (21) (12) (74) Other activities (8) (6) (17) (12) (43) 394 321 357 393 1,465 Total 385 309 345 398 1,437 Depreciation and amortization (48) (46) (46) (43) (183) Performance Coatings (47) (49) (47) (47) (190) (39) (39) (39) (38) (155) Decorative Paints (37) (39) (36) (36) (148) (9) (9) (9) (11) (38) Other activities (10) (10) (10) (9) (39) (96) (94) (94) (92) (376) Total (94) (98) (93) (92) (377) Depreciation and amortization (excluding Identified items) (44) (46) (46) (43) (179) Performance Coatings (44) (45) (46) (45) (180) (38) (39) (38) (36) (151) Decorative Paints (34) (37) (35) (35) (141) (9) (9) (9) (11) (38) Other activities (10) (10) (10) (9) (39) (91) (94) (93) (90) (368) Total (88) (92) (91) (89) (360) Operating income 171 150 171 150 642 Performance Coatings (138) 117 140 161 280 127 41 77 101 346 Decorative Paints 149 74 91 147 461 (39) (64) (56) (37) (196) Other activities (40) 596 (54) (57) 445 259 127 192 214 792 Total (29) 787 177 251 1,186 Adjusted operating income (excluding Identified items)* 181 184 185 170 720 Performance Coatings 165 145 150 174 634 150 74 109 156 489 Decorative Paints 150 88 131 156 525 (28) (31) (30) (23) (112) Other activities (18) (16) (27) (21) (82) 303 227 264 303 1,097 Total 297 217 254 309 1,077 * Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

AkzoNobel | Report for the second quarter and half-year 2026 27 Glossary Adjusted earnings per share from continuing operations are the basic earnings per share from continuing operations, excluding Identified items and taxes thereon. Adjusted EBITDA is operating income excluding depreciation, amortization and Identified items. Adjusted EBITDA margin is adjusted EBITDA as percentage of revenue. Adjusted operating income is operating income excluding Identified items. Capital expenditures is the total of investments in property, plant and equipment and investments in intangible assets. Comprehensive income is the change in equity during a period resulting from transactions and other events other than those changes resulting from transactions with shareholders in their capacity as shareholders. Constant currencies calculations exclude the impact of changes in foreign exchange rates by re-translating the prior year local currency amounts into euros at the current year’s foreign exchange rates. EBITDA is operating income excluding depreciation and amortization. EBITDA margin is EBITDA as a percentage of revenue. EMEA is Europe, Middle East and Africa. Free cash flow is net cash generated from/(used for) operating activities minus capital expenditures. Identified items are special charges and benefits, (post) acquisition and divestment related items, major restructuring and impairment charges, charges and benefits related to major legal, environmental and tax cases, pension curtailments and buyouts, and hyperinflation accounting adjustments for inventory positions that exceed normal operational levels. Invested capital is total assets (excluding cash and cash equivalents, short-term investments, investments in associates, pension assets, assets held for sale) less current tax liabilities, deferred tax liabilities and trade and other payables. Invested capital balances on business area level contain intercompany positions, which eliminate on consolidated level. Average invested capital is the average of the quarter-end invested capital balances for the last four quarters. Latin America excludes Mexico. Leverage ratio is calculated as net debt divided by adjusted EBITDA for the last 12 months. Net debt is defined as long-term borrowings plus short-term borrowings, less cash and cash equivalents and short-term investments. North America includes Mexico. North Asia includes, among others, China, Japan and South Korea. Operating income is defined as income excluding net financing expenses, results from associates, income tax and profit/loss from discontinued operations. Operating income includes the share of non-controlling interests. Operating income includes Identified items to the extent these relate to lines included in operating income. Trade working capital is defined as the sum of inventories, trade receivables and trade payables. When expressed as a ratio, trade working capital is measured against four times last quarter revenue. Operating expenses (OPEX) includes SG&A costs and fixed manufacturing costs as included within cost of sales. Organic growth compares revenues (= sales) and Adjusted EBITDA between periods, excluding the impact of changes in consolidation, the impact of changes in foreign exchange rates and the impact of hyperinflation accounting. Refer to “Constant currencies” for details on the calculation of the foreign exchange rate impact. Other working capital is defined as other receivables, plus current tax assets, less other payables and current tax liabilities. Price/mix captures revenue changes that are not driven by volumes. It combines two related effects: (i) price, which reflects changes in the selling price of the same products and (ii) mix, which reflects the changes in the composition of the products sold. (Adjusted) return on average invested capital is (adjusted) operating income of the last 12 months as a percentage of average invested capital. SG&A costs include selling and distribution expenses, general and administrative expenses, and research, development and innovation expenses. SESA is South East and South Asia and includes the Pacific. Volume refers to the number of units sold (e.g. liters) in a given period. Safe harbor statement This report contains statements which address such key issues as AkzoNobel’s growth strategy, future financial results, market positions, product development, products in the pipeline and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecast and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures, as well as significant market disruptions. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business, please see our latest annual report.

AkzoNobel | Report for the second quarter and half-year 2026 28 Important information regarding the proposed Axalta transaction General restrictions This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful. This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay. Additional information and where to find it In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. 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The registration statement and proxy statement/ prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice. Brand and trademarks In this report, reference is made to brands and trademarks owned by, or licensed to, AkzoNobel. Unauthorized use of these is strictly prohibited.

AkzoNobel | Report for the second quarter and half-year 2026 29 Akzo Nobel N.V. Christian Neefestraat 2 P.O. Box 75730 1070 AS Amsterdam, the Netherlands T +31 88 969 7555 www.akzonobel.com For more information: The explanatory sheets used during the press conference can be viewed on AkzoNobel’s corporate website: www.akzonobel.com Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long-established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together. For more information, please visit www.akzonobel.com. © 2026 Akzo Nobel N.V. All rights reserved. AkzoNobel Global Communications T +31 88 969 7833 E media.relations@akzonobel.com AkzoNobel Investor Relations T +31 88 969 0139 E investor.relations@akzonobel.com Financial calendar Extraordinary General Meeting of shareholders August 5, 2026 Report for the third quarter 2026 October 21, 2026